June 21, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Nxu, Inc.

Draft Registration Statement on Form S-1

Submitted May 15, 2023

CIK No. 0001971382

Ladies and Gentlemen:

On behalf of our client, Nxu, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 13, 2023, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 15, 2023.

The Company is concurrently filing via EDGAR Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1

General

1.	Please refer to our comment letters to Atlis Motor Vehicles Inc.'s registration statement on Form S-1 (File No. 333-269120). It appears that some of the disclosure added in response to our previous comments has not been included in this draft registration statement. Please revise this draft registration statement to conform to applicable comments contained in those comment letters.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure throughout the Form S-1 to address the Staff’s comment.

2.	We note your disclosure that "Nxu is an early-stage company and has not yet scaled production of its products or delivered any products to customers" and "[w]e intend to deliver battery cells and packs to customers in 2023." For each of your expected products, disclose, as applicable, why there have been delays in development and production.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 4 and 47 of the Form S-1 with respect to the Nxu pickup truck to address the Staff’s comment. There have not been delays in development or production with respect to the Company’s other expected products.

3.	We note your disclosure on pages 21 and F-29 related to the event of default under your outstanding convertible notes. Revise the summary of the prospectus section to discuss the company's current debt, the event of default and the status of any negotiations or discussions with holders of the convertible notes.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 6 of the Form S-1 to address the Staff’s comment.

4.	Please tell us whether you intend to file post-effective amendments to Atlis Motor Vehicle's current registration statements, expressly adopting such registration statements as your own for all purposes under the Securities Act and the Securities Exchange Act. Refer to Securities Act Rule 414.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, upon completion of the Staff’s review of the Form S-1, the Company intends to file post-effective amendments to Atlis Motor Vehicle's current registration statements with disclosure that is substantially similar to the disclosure in the Form S-1.

5.	We note your disclosure in your Form 8-K12G3 that “[f]uture filings by Nxu with the Securities and Exchange Commission (the “SEC”) will be filed by Nxu under Atlis’s existing CIK number: 0001722969.” Please ensure that future filings are made under the Atlis CIK number.

Response: The Company acknowledges the Staff’s comment and advises the Staff that future filings will be made under the Atlis CIK number (0001722969), including the Form S-1 and this response letter.

6.	Please file a Form 15 and a Form 25 or tell us why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and advises the Staff that The Nasdaq Stock Market filed a Form 25 on June 16, 2023 and the Company intends to file a Form 15 on June 26, 2023.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Mark Hanchett, Chief Executive Officer, Nxu, Inc.